UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022.

Commission File Number: 001-40852

LUMIRADX LIMITED

(Translation of registrant's name into English)

LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108

Cayman Islands

(354) 640-0540
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On May 11, 2022, LumiraDx Limited issued a press release announcing its financial results for the quarter ended March 31, 2022. A copy of this press release is furnished as Exhibit 99.1 herewith.

The information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release issued by LumiraDx Limited on May 11, 2022, furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED
Date: May 11, 2022
	By:	/s/ Dorian LeBlanc
	Name:	Dorian LeBlanc
	Title:	Chief Financial Officer